

August 8, 2014

Via E-mail
Lynette P. Harris
Chief Financial Officer
Monarch Financial Holdings, Inc.
1435 Crossways Blvd
Chesapeake, Virginia 23320

> **Re: Monarch Financial Holdings, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2013**
> **Filed March 28, 2014**
> **File No. 001-34565**

Dear Ms. Harris:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2013
Selected Financial Data, page 22

1. We note that net charge-offs (recoveries) to average loans for the year ended December 31, 2013 as disclosed on page 22 does not reconcile to similar disclosures throughout the document such as that on pages 46 and 47. Please confirm, if true, that the ratio is 0.27%, not 1.25% as disclosed on page 22, and revise your selected financial data disclosure in future filings accordingly.

Consolidated Financial Statements
Note 4 – Loans Receivable and Allowance for Loan Losses, page 81

2. We note your disclosure on page 84 detailing the quantitative effect of the changes in your allowance methodology for evaluating additional risk inherent in your satisfactory risk grade

groups as further described in Note 4 and on pages 44 and 46. Given the significant fluctuations in the calculated provisions under the new methodology compared to the previous methodology for each of the loan segments/classes, please provide us with, and revise future filings to include, a more detailed description of the specific changes to the methodology along with any other underlying reasons for these fluctuations with a focus on the home equity lines and commercial portfolios.

3. As a related matter, please tell us and disclose in future filings, why the refinement did not change the overall provision, despite changing the classification of the provision between the loan segments/classes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3492 if you have questions regarding these comments on the financial statements and related matters.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant